SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07 NIRE 35.300.147.952

Publicly Held Company

NOTICE TO THE MARKET

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), in compliance with article 12 of Instruction 358 issued by the Brazilian Securities and Exchange Commission (CVM) of January 3, 2002, as amended (“CVM Instruction 358”), hereby informs to its shareholders and the market that on December 23, 2019, received a letter from River and Mercantile Asset Management LLP (“RAMAM”), informing that on December 18, 2019, RAMAN sold an amount of nine hundred and three thousand seven hundred (903,700) Company’s shares.

The RAMAN shareholding was reduced to five million, four hundred forty-one thousand, three hundred seventy-five (5,441,375) common shares issued by the Company, representing 4,54% of Company’s capital stock.

RAMAN also informs that that such sale was not intended to change the Company's control composition or management structure and confirms that it is a minority investment.

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), in compliance with article 12 of Instruction 358 issued by the Brazilian Securities and Exchange Commission (CVM) of January 3, 2002, as amended (“CVM Instruction 358”),

André Luis Ackermann

Chief Financial and Investor Relations Officer

RIVER AND MERCANTILE
ASSET MANAGEMENT

Thursday 19th December 2019

FAO The Investor Relations Department
Gafisa S.A.
Av. Nacoes Unidas
8501 – 19th Floor
Sao Paulo – SP 05425-070
Brazil

Dear Daniel Viana,

Re: Disclosure of ownership of shares in Gafisa S.A.
Please accept this letter as our declaration of crossing an ownership threshold in Gafisa S.A (**the Company**). We confirm that following the sale of 98,300 ordinary shares issue our ownership of the Company's shares in issue has decreased to 4.5345%.

Company Disclosing	River and Mercantile Asset Management LLP (**RAMAM**), on the behalf of discretionary clients. (Authorised and regulated by the FCA - FRN 453087)
Shares in Issue	120,000,000
Shares Held	5,441,375
% of Shares Held	4.5345%

Before the transaction noted above, ownership of shares represented more than 5% of the Company. RAMAM confirms that this is a minority investment, that the holding is for investment purposes only and that there is no intention to change the Company's control composition or its managerial structure.

30 Coleman Street, London, EC2R 5AL
Tel: 0207 601 6262 Fax: 0207 600 2426

River and Mercantile Asset Management LLP. Registered in England Number OC317647
Authorised and Regulated by the Financial Services Authority

RIVER AND MERCANTILE
ASSET MANAGEMENT

In addition, RAMAM declares that it does not hold any convertible debentures issued by the Company or any other securities convertible in shares or that grant rights to subscribe or acquire shares issued by the Company.

Finally, RAMAM declares that it has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

Should you require any further information, please feel free to contact us.

Yours sincerely

Chirag Damani
Head of Operations
River and Mercantile Asset Management LLP
Email: Ops@riverandmercantile.com
Tel: +44 (0) 207 601 6262

30 Coleman Street, London, EC2R 5AL
Tel: 0207 601 6262 Fax: 0207 600 2426

River and Mercantile Asset Management LLP. Registered in England Number OC317647
Authorised and Regulated by the Financial Services Authority

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer